DAVINCI CAPITAL MANAGEMENT, INC.

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

YEAR ENDED DECEMBER 31, 2025

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SEC FILE NUMBER
8-51580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Davinci Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 Cambridge Street
(No. and Street)

Cambridge	MA	02141
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James McSweeney	617-354-3222	jmcsweeney@davincicm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES MCSWEENEY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DAVINCI CAPITAL MANAGEMENT, INC._____, as of 12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIELLE J. HARRINGTON
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
March 26, 2032

Signature:

Title:
PRESIDENT, CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Davinci Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Davinci Capital Management, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Davinci Capital Management, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Davinci Capital Management, Inc. management. Our responsibility is to express an opinion on Davinci Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Davinci Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Pursuant to Uniform Net Capital Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Davinci Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Davinci Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Pursuant to Uniform Net Capital Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Davinci Capital Management, Inc.'s auditor since 2017.

Maitland, Florida

May 8, 2026

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	145,508
Marketable securities		272,650
Mutual funds and insurance products- receivable		30,605
RIA fees receivable		169,819
Mutual funds-12b1's receivable		7,428
Insurance-12b1's		2,664
Deposits with clearing organization		29,126
Commissions clearing receivable		3,633
Prepaid expenses		1,613
Deferred tax asset		4,893
	$	667,939

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	147,380
Income tax payable		15,104
Due to related party		41,046
		203,530
Stockholder's equity:		
Common stock, no par value,		
Authorized 10,000 class A voting shares and		
10,000 class B non-voting shares;		
issued and outstanding 900 class A shares		500
Additional paid-in capital		862,606
Accumulated deficit		(398,697)
		464,409
	$	667,939

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

Revenues:	
Advisory fees	$ 781,824
Commissions clearing	28,516
Distribution fees 12b1's	468,194
Insurance products	7,385
Distribution fees trails	81,297
Concession/mutual funds	44,671
Other income	12,158
Interest and dividend income	3,259
Reimbursed income	3,211
Unrealized gain	62,312
	1,492,827
Operating expenses:	
Commissions	971,592
Payroll	169,234
Regulatory expenses	81,831
Clearing charges	39,660
Professional fees	19,065
Office rent	30,000
Computer expenses	19,916
Office expense	17,167
Insurance	13,452
	1,361,917
Income tax provision	42,973
Net income	$ 87,937

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

	Class A Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2024	900	$ 500	$ 862,606	$ (536,250)	$ 326,856
Out of period adjustment				49,616	49,616
Net income	-	-	-	87,937	87,937
Capital distributions	-	-	-	-	-
Balance, December 31, 2025	900	$ 500	$ 862,606	$ (398,696)	$ 464,409

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:		
Net income	$	87,937
Out of period adjustment		49,616
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Receivables		(51,887)
Deposits with clearing organization		(1,034)
Prepaid expenses		(894)
Marketable securities		(62,534)
Deferred tax asset		(4,893)
Income tax payable		15,104
Accounts payable and accrued expenses		26,427
Net cash provided by operating activities		57,842
Net increase in cash during the year		57,842
Net change in cash		57,842
Cash, beginning of year		87,666
Cash, end of year	$	145,508
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Corporate taxes	$	6,211

Note 1   **Organization and nature of business**

DaVinci Capital Management, Inc. (the "Company") was incorporated in December 1998 and is a Delaware Corporation that is wholly owned by Airgead LLC ("Airgead LLC"). The Company operates as a broker-dealer and registered investment advisor in the New England area. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2   **Summary of significant accounting policies**

Revenue recognition

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contacts.

Commissions-Mutual Funds Variable Annuity: Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on the trade date.

Mutual Fund-Fees 12b-1: The company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is , a contingent deferred sales charge) , or as in a combination thereof. The Company believes that its performance obligation is the sales of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time as well as the length of time the investor remains in the fund , both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 2   **Summary of significant accounting policies (continued)**

Commissions
Life insurance and variable annuities: The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligation in these contracts. The Company recognizes revenue upon completion of the performance obligations, at the transaction price stipulated in each contract.

Distribution fees: The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constrain until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment advisory fees: the company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received in arrears quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 2   <u>**Summary of significant accounting policies (continued)**</u>

<u>**Segment information**</u>

The Chief Operating Decision Makers of the Company include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's and related advisory operations as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

<u>**Receivables from broker-dealers and clearing organizations**</u>

Receivables from clearing organizations in the amount of $3,633 and receivables due from mutual funds and life insurance of $40,697 consist of commissions and RIA fee receivable of $169,819. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2025 there was no reserve for uncollectible receivables.

<u>**Marketable securities**</u>

The Company accounts for its marketable securities at fair value. Realized and unrealized gains or losses are computed based on specific identification of securities that are sold and are included in earnings.

<u>**Property and equipment**</u>

Property and equipment is stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

<u>**Income taxes**</u>

The Company accounts for income taxes using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Note 2   **Summary of significant accounting policies (continued)**

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 8). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value consist of marketable securities.

Cash and cash equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of 3 months or less to be cash equivalents.

DAVINCI CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 2   **Summary of significant accounting policies (continued)**

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, receivables from clearing organizations, deposits with clearing organizations, prepaid expenses, due from and to related party, and accounts payable and accrued expenses approximates fair value due to the short term maturities of these assets and liabilities.

Note 3   **Out of period adjustments**

For the year ended December 31, 2024, the Company had under accrued revenue of $51,987 and understated its corresponding commission expense of $35,133 Also, the Company had an unrecorded deferred tax asset of $32,762. These items resulted in an adjustment to 2025 retained earnings in the amount of $49,616.

Note 4   **Deposits with clearing organization**

The Company contracted with National Financial Services, Inc. ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $25,000 which is held in an interest bearing account and is included in deposits with clearing organizations on the accompanying statement of financial condition.

Note 5   **Securities owned**

The Company owns common stock in the NASDAQ Stock Market, Inc. These securities are deemed to be readily marketable. The estimated fair value at December 31, 2025 was $272,650, as determined by quoted market prices. The cost of the securities was $25,950.

Note 6   **Property and equipment**

Property and equipment consisting of computer equipment and leasehold improvements with an original cost of $53,441 was fully depreciated at December 31, 2025. There was no depreciation expense for the year ended December 31, 2025.

Note 7   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital ratio, as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company's net capital was $303,568, which was $289,999 in excess of its required net capital of $13,569. The Company's aggregate indebtedness to net capital was 67%.

Note 8   **Income taxes**

Income tax expense consists of:

Federal	$6,206
State	8,898
	15,104
Deferred tax expense (benefit)	27,869
Income tax expense	$42,973

The deferred tax asset, and related valuation allowance, includes the following components at December 31, 2025:

	Federal	State	Total
Deferred tax asset	$4,893	$0	$4,893
Valuation allowance	(0)	(0)	(0)
Net deferred tax asset	$4,893	$ -	$4,893

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state income taxes. The Company had available net operating loss carryforwards of $23,298 for federal and $0 for Massachusetts state tax purposes. The federal and state net operating losses can be used to offset future taxable income and expire at various dates through December 2044 and December 2029, respectively.

As of December 31, 2025, there is no valuation allowance reported as management considers the remaining deferred tax asset will be utilized. The deferred tax asset will offset future taxable income.

Note 9   **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Note 9   <u>**Fair value measurements (continued)**</u>

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

> Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

> Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

> Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2025.

Note 9   **Fair value measurements (continued)**

Marketable securities: Consist of equity securities valued using quoted market prices.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market

participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no transactions between Level 1, 2, or 3 during the year.

The following table summarizes the valuation of the Company's financial assets at December 31, 2025:

Financial asset	December 31, 2025	Level 1	Level 2	Level 3
Money market Equity securities	$272,650	$272,650	$ -	$ -
Total	$272,650	$272,650	$ -	$ -

Note 10   **Marketable securities**

Cost and fair value of marketable securities with gross unrealized gains and losses at December 31, 2025 are as follows:

December 31, 2025	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ Stock	$25,950	$246,700	$ -	$272,650
	$25,950	$246,700	$ -	$272,650

Note 11   **Related party transactions**

Airgead LLC's majority shareholder controls Comprehensive Insurance Providers ("CIP"). The Company rents its office space as a tenant-at-will, on a month-to-month basis, from CIP Real Estate, LLC, whose majority member also controls CIP. Rent expense was $30,000 for the year ended December 31, 2025. The Company has entered into an expense sharing agreement with CIP. Under the agreement, a portion of salaries and related expenses, communications and technology that are determined to be attributable to activities of the Company are allocated to the Company.

Note 11   **Related party transactions (continued)**

As of December 31, 2025, the Company has an outstanding payable in the amount of $41,046 to CIP, for amounts owed under the expense sharing agreement.

Note 12   **Credit losses**

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $153,628 and $210,515 respectively. There were no expected credit losses for the year ended December 31, 2025.

Note 13   **Off-Balance Sheet risk**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2025, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 14   **<u>Commitments and contingencies</u>**

The Company had no commitments or contingencies outstanding at December 31, 2025.

Note 15   **<u>Subsequent events</u>**

The Company has evaluated all events or transactions that occurred through the date the financial statements were available to be issued. The Company has determined there are no events or transactions that require disclosure, or that are required to be recognized.

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2025

Net capital
    Stockholder's equity $ 464,409

    Deductions and charges:
        Nonallowable assets:
            Receivables   84,766
            Deferred tax asset   4,893
            Prepaid expenses   1,613   91,272

        Net capital before haircuts on securities positions   373,137

    Haircuts on securities:
        Trading and investing securities   41,553
        Undue concentration   28,016   69,569

Net capital $ 303,568

Aggregate indebtedness $ 203,530

Computation of basic net capital requirement
    Minimum net capital required   13,569
    Minimum dollar net capital required   5,000
    Net capital requirement   13,569

Excess net capital $ 289,999
Net capital early warning $ 283,215

Percentage of aggregate indebtedness to net capital   67%

There were no differences between the computation on Schedule I and that filed by the firm on Part IIA of Form X-17A-5 for December 31, 2025.

Schedule II

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATED TO POSESSION AND CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2)(ii).

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Davinci Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Davinci Capital Management, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Davinci Capital Management, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) Davinci Capital Management, Inc. stated that Davinci Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Davinci Capital Management, Inc.'s management is responsible for compliance with he exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company, participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 investment advisory activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Davinci Capital Management, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Davinci Capital Management, Inc.'s compliance with the exemption provisions and provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

May 8, 2026

DaVinci Capital Management, Inc.'s
Exemption Report

DaVinci Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; investment advisory activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DaVinci Capital Management, Inc

I, James McSweeney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
President

Date: March 31, 2026 _____